# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DeFi Development Corp., CIK 0001805526
CUSIP: 47100L301
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6401 Congress Avenue, Suite 250, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0002060008
Persons authorized to receive notices and communications: Parker White, Defi Dev LLC, 1530 P B Ln W5205, Wichita Falls, Texas (TX), 76302, 304-884-5301

## Reporting persons
- Defi Dev LLC (CIK 0002060008): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 412,041; shared voting power 0; sole dispositive power 412,041; shared dispositive power 0; aggregate amount beneficially owned 412,041 (20.58% of the class); the aggregate amount excludes certain shares
  Comment: ** Based on a total of 2,001,887 common stock outstanding as of May 5, 2025.
- Parker White: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 498,453; shared voting power 0; sole dispositive power 498,453; shared dispositive power 0; aggregate amount beneficially owned 498,453 (24.9% of the class); the aggregate amount excludes certain shares
  Comment: ** Based on a total of 2,001,887 common stock outstanding as of May 5, 2025.
  
  (1) 86,412 restricted common stock owned and controlled by SolSync Solutions Partnership, an Alaska general partnership, of which Mr. Parker White is the sole partner.
- 3277447 Nova Scotia Ltd: type of reporting person: other (OO); citizenship or place of organization: Nova Scotia Canada (A5); source of funds: personal funds (PF); sole voting power 316,591; shared voting power 0; sole dispositive power 316,591; shared dispositive power 0; aggregate amount beneficially owned 316,591 (15.81% of the class); the aggregate amount excludes certain shares
  Comment: ** Based on a total of 2,001,887 common stock outstanding as of May 5, 2025.
- Joseph Onorati: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 316,591; shared voting power 0; sole dispositive power 316,591; shared dispositive power 0; aggregate amount beneficially owned 316,591 (15.81% of the class); the aggregate amount excludes certain shares
  Comment: ** Based on a total of 2,001,887 common stock outstanding as of May 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: DeFi Development Corp.
Address of issuer's principal executive offices: 6401 Congress Avenue, Suite 250, Boca Raton, Florida (FL), 33487
Comment:
AMENDMENT NO. 1 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed on April 8, 2025. The Reporting Persons (as defined in Item 2 below) previously filed the Schedule 13D on April 8, 2025 pursuant to Rule 13d-1(d) of the Act. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Defi Dev LLC ("Defi Dev"), Parker White, 3277447 Nova Scotia Ltd ("NS Corp") and Joseph Onorati (together with Defi Dev, Parker White and Joseph Onorati, collectively, the "Reporting Persons").
Residence or business address: The principal business office of the Defi Dev and Parker White is 1530 P B Lane W5205, Wichita Falls, TX 76302. The principal business office of the NS Corp and Joseph Onorati is Box 287, Port Williams, Nova Scotia, B0P 1T0, Canada.
Present principal occupation or employment: The principal business of the Defi Dev is to operate as an acquisition entity to hold the Common Shares acquired by certain of the Reporting Persons. Defi Dev is a manager-managed limited liability company, with Parker White serving as manager. The principal business of the NS Corp is consulting. NS Corp is a corporation formed under the laws of Nova Scotia. The principal business of Parker White is COO & CIO of Janover, Inc. The principal business of Joseph Onorati is CEO & Chairman of Janover, Inc.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Defi Dev is organized in the State of Delaware. 3277447 Nova Scotia Ltd is organized in Nova Scotia, Canada. Parker White is a citizen of the United States. Joseph Onorati is a citizen of the United States and of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of restricted Common Stock reported as being beneficially owned by Parker White (with no changes from any other Reporting Persons) were acquired pursuant to the Asset Purchase Agreement, dated as of May 1, 2025, by and among the Company, Solsync Solutions Partnership, and Parker White (the "Purchase Agreement"). The transaction contemplated by the Purchase Agreement occurred on May 1, 2025 (the "Closing"), pursuant to which Mr. Parker White in his personal capacity received 86,412 restricted common stock of the Company, with the Company acquiring Purchased Assets (as defined in the Purchase Agreement) and Business (as defined in the Purchase Agreement) at the time of the Closing. Following the Closing, the Purchased Assets and the Business are now held by the Company. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement that is attached hereto as Exhibit 1 and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4. The Reporting Persons acquired the shares of Common Stock as part of the Transaction described in Item 3 above. Other than as described in this Item 4, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own, in the aggregate, 815,044 shares of Common Stock, which is approximately 40.71% of the Common Shares outstanding. The calculation of the percentage of Common Shares beneficially owned by the Reporting Persons are based on the 2,001,887Common Shares outstanding as of May 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D are incorporated by reference into this Item 5. Mr. Parker White is the control person as the sole manager of Defi Dev and may be deemed to control Defi Dev. Mr. Onorati is the control person as director and president of NS Corp and may be deemed to control NS Corp.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in any of the Common Stock have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6. The foregoing descriptions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement that is attached hereto as Exhibit 1, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Asset Purchase Agreement, dated as of May 1, 2025, by and among the Company, Solsync Solutions Partnership, and Parker White (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on May 5, 2025).

2*** Joint Filing Agreement, dated May 5, 2025, by and among the Reporting Persons.

*** Filed herewith.

## Signatures
- Defi Dev LLC: /s/ Parker White, Parker White/Manager (05/05/2025)
- Parker White: /s/ Parker White, Parker White (05/05/2025)
- 3277447 Nova Scotia Ltd: /s/ Joseph Onorati, Joseph Onorati/Manager (05/05/2025)
- Joseph Onorati: /s/ Joseph Onorati, Joseph Onorati (05/05/2025)